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                                SARDY HOUSE, LLC
                              128 EAST MAIN STREET
                              ASPEN, COLORADO 81611


                                 March 23, 2004


BY EDGAR
--------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.   20549

         RE:  SARDY HOUSE, LLC
              REGISTRATION STATEMENT ON FORM SB-2
              REGISTRATION NO. 333-105521
              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, Sardy House, LLC (the "Company") hereby applies for withdrawal of the above-referenced Registration Statement, including all amendments thereto.

         The grounds for this application for withdrawal are that the Company has for business and market condition reasons determined not to proceed with the securities offering for which the Registration Statement was filed, which offering was otherwise scheduled to terminate in accordance with its terms if a minimum amount of securities were not sold by May 31, 2004. No securities were sold in connection with the offering. In view of the foregoing, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

         The Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

         If any further information is required in connection with this matter, please contact Dwight R. Landes of Ballard Spahr Andrews & Ingersoll, LLP at
(303) 299-7320. Thank you for your attention to this matter.

                                          Respectfully submitted,

                                          SARDY HOUSE, LLC

                                          By:  BLOCK 66, LLC,
                                               its Manager

                                               By: /s/ Daniel D. Delano
                                                  ------------------------------
                                                  Daniel D. Delano, Manager